Exhibit 12.1

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Nine Months Ended September 30,	Year Ended December 31
	2016	2015	2014	2013	2012	2011
Net income	$277	$1,270	$1,536	$1,785	$2,079	$3,081
Income taxes	58	451	628	687	826	1,066
Share of earnings of equity-accounted investees	(74)	(121)	(102)	(195)	(278)	(261)
Fixed charges	182	250	253	259	272	300
Amortization of capitalized interest	23	29	27	23	18	14
Distributed income of equity-accounted investees	99	86	172	180	211	128
Interest capitalized	(8)	(40)	(41)	(79)	(102)	(84)

Total Earnings Available for Fixed Charges	$557	$1,925	$2,473	$2,660	$3,026	$4,244

Fixed Charges
Interest expensed and capitalized	$162	$222	$225	$231	$244	$273
Amortization of debt issue costs	3	5	5	5	5	5
Estimated portion of rent expense representing interest	17	23	23	23	23	22

Total Fixed Charges	$182	$250	$253	$259	$272	$300

Ratio of Earnings to Fixed Charges	3.06	7.70	9.77	10.27	11.13	14.15